17008530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 28 2017 Washington DC 414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2307 DOUGLAS ROAD SUITE 301
(No. and Street)

Miami	Florida	33145
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN ESCOBIO, PRESIDENT — 305-446-4800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & COMPANY
(Name – *if individual, state last, first, middle name*)

9300 SOUTH DADELAND BLVD SUITE 600	MIAMI	FLORIDA	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SUSAN ESCOBIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHERN TRUST SECURITIES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan Escobio
Signature

PRESIDENT
Title

CHRISTIE CAMPOS
Notary Public

CHRISTIE CAMPOS
Notary Public - State of Florida
Commission # FF 902690
My Comm. Expires Jul 22, 2019
Bonded through National Notary Assn.

Christie Campos

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Review Report of Independent Registered Public Accounting Firm

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHERN TRUST SECURITIES, INC.

TABLE OF CONTENTS:

KABAT SCHERTZER
DE LA TORRE TARABOULOS
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Southern Trust Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Southern Trust Securities, Inc. as of December 31, 2016 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Southern Trust Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Trust Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM(Continued)

The supplementary information contained in Schedules 1,2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Southern Trust Securities, Inc.'s financial statements. The supplemental information is the responsibility of Southern Trust Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules 1,2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 18, 2017

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As Of December 31, 2016

ASSETS		
Cash	$	117,803
Deposits with clearing broker		100,000
Due from clearing broker		15,637
Due from affiliates		105,930
Property and equipment, net of accumulated depreciation of 118,358		4,783
Other assets		4,742
Total Assets	$	348,895
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	51,299
Stockholders' equity		
Preferred stock, no par value, 10 million shares authorized, none outstanding		
Common stock, no par value, 190 millions shares authorized; 17,027,328 shares issued and outstanding	$	345,000
Additional paid-in capital		5,728,365
Accumulated deficit		(5,775,769)
Total Stockholders' Equity	$	297,596
Total Liabilities and Stockholders' Equity	$	348,895

The accompanying notes are an integral part of these financial statements.

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2016

Revenues		
Trading income	$	847,555
Commissions		140,197
Interest and dividend income		1,749
Other miscellaneous income		17,140
	$	1,006,641
Expenses		
Commissions	$	315,426
Employee compensation and benefits		314,298
Occupancy		47,059
Communications and market data		171,426
Professional fees		20,174
Depreciation		8,118
Other operational expenses		32,897
	$	909,398
Net Income before Corporate Tax Provision	$	97,243
Corporate Income Tax Provision		23,028
Net Income Before Tax Credit From Net Loss Carryforward	$	74,215
Credit From Tax Loss Carryforward		23,028
Net Income	$	97,243

The accompanying notes are an integral part of these financial statements.

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2016

	Common Stock Shares		Amount		Additional Paid-in Capital		Accumulated Deficit		Total
Balances, beginning of year	17,027,328	$	345,000	$	5,728,365	$	(5,873,012)	$	200,353
Net income							97,243		97,243
Balances, end of year	17,027,328	$	345,000	$	5,728,365	$	(5,775,769)	$	297,596

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2016

Cash flows from operating activities		
Net Income	$	97,243
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,118
Changes in operating assets and liabilities:		
Increase in due from clearing broker		(15,037)
Increase in due from affiliates		(76,910)
Decrease in other assets		(450)
Decrease in accounts payable and accrued expenses		(8,398)
Net cash provided by operating activities	$	4,566
Net increase in cash	$	4,566
Cash, beginning of year		113,237
Cash, end of year	$	117,803

The accompanying notes are an integral part of these financial statements.

SOUTHERN TRUST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

1. Nature of operations

Southern Trust Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10, 1999. The Company is registered as an introducing broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA").

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through a clearing firm. Under this basis, it forwards all customers transactions to another broker who carries all customers' accounts and maintains and preserves books and records. The Company's operations also consist of providing investment banking services.

2. Summary of significant accounting policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

These financial statements were approved by management and available for issuance on February 18, 2017. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of cash in banks, free credit on investment accounts and money market accounts.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined

2. Summary of significant accounting policies (continued)

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Commission and clearing costs

Commissions and related clearing expenses are recorded on a trade-basis as securities transactions occur. Commissions and clearing costs include commissions paid to our employee registered representatives, independent contractor arrangements and fees paid to clearing entities for certain clearance and settlement services. Commission paid to registered representative vary according to the contracted payout percentage and clearing costs generally fluctuate based on revenues generated on trades and on the volume of transactions.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

2. Summary of significant accounting policies (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore the current year and three preceding years remain subject to examination as of December 31, 2016. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

At December 31, 2016, the Company had net operating loss ("NOL") carry-forwards for federal and state income purposes approximating $3,555,000. These losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The gross deferred tax asset at December 31, 2016 is mainly comprised of $1,420,500 of net operating loss carryforward. The Company has taken a full valuation allowance against the deferred tax asset due to the uncertainty of realizing the future tax benefits. The valuation allowance decreased by approximately $33,100 from December 31, 2015.

3. Clearing Arrangements

The Company has a clearing agreement with a clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing brokers. The Company maintains a deposit with the clearing broker in the amount of $100,000 which is included in the "Deposits with Clearing Broker" in the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing broker. No other deposits are required. STS does not carry accounts for customers or perform custodial functions related to customers' securities. STS introduces all of its customer transactions, which are not reflected in these statements to its primary clearing broker, which maintains the customers' accounts and clears such transactions. These activities may expose us to off-balance sheet risk in the event customers do not fulfill their obligations with the primary clearing broker, as we have agreed to indemnify our primary clearing broker for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely. Our losses incurred from these arrangements were not significant for the year ended December 31, 2016.

4. Related party transactions

Occupancy

The Company occupies office space in Miami, Florida in a facility leased by an affiliated corporation. The Company subleases office space from this affiliate.

Intercompany Balances

The Company is involved in financing and other transactions, and has related party balances with an affiliate. At December 31, 2016, the Company has a receivable due from Southern Trust Securities Holdings Corp. in the amount of $105,930, which is included in "due from affiliates. The amount is non-interest bearing and is due on demand.

5. Property and equipment, net

Property and equipment, net, consisted of the following at December 31, 2016:

Furniture and fixtures	$ 72,179
Office equipment	50,962
	123,141
Less: accumulated depreciation	(118,358)
	$ 4,783

Depreciation expense for the year ended December 31, 2016 was $8,118.

6. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2016, the Company's net capital was approximately $180,128 which was approximately $80,128 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1 as of December 31, 2016.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Concentration of risk

Off-balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. Concentration of risk (continued)

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9. Commitments and contingencies

Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2016, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

10. Regulatory Matters

On May 1, 2013, the National Futures Association (NFA) took an Associate Responsibility Action (ARA) against Robert Escobio, the firm's Chief Executive Officer and a non-member firm, Southern Trust Metals, Inc. (STM). STM and Mr. Escobio fully complied and satisfied the NFA's ARA. On August 22, 2013, the NFA lifted the ARA. On August 28, 2013, the NFA then filed a Business Conduct Committee (BCC) complaint against Mr. Escobio and Southern Trust Securities, Inc. alleging the firm failed to report a customer complaint made to STM (a non NFA member), to which the Company responded as being outside NFA's jurisdiction.

On March 28, 2014 without admitting or denying the allegation in the Complaint, STS and Mr. Escobio acknowledged the decisions issued by the Hearing Panel accepting an Offer of Settlement to include findings of violations allegedly committed. The settlement also stated that Mr. Escobio agreed not to act as a principal of any NFA member firm for a period of three years from the date of entry of the decision, and STS will only operate on a guaranteed basis by a futures commission merchant for a period of two years.

11. Other Matters

On November 2, 2015, the Company entered into an asset purchase agreement with another broker-dealer. This agreement was subject to FINRA approval. In early 2016, FINRA disapproved the transaction and as a result the agreement was terminated by both parties.

SOUTHERN TRUST SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

As Of December 31, 2016

Net capital		
Total stockholders' equity	$	297,596
Less: non-allowable assets		
Other assets		4,742
Property and equipment, net		4,783
Non-allowable receivables		105,930
		115,455
Net capital before haircuts		182,141
Less:		
Securities haircuts		2,013
Net capital	$	180,128
Aggregate indebtedness	$	51,299
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$	3,420
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	80,128
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	60,128
Percentage of aggregate indebtedness to net capital		28%

There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SOUTHERN TRUST SECURITIES, INC.

SCHEDULE 2
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The clearing firm is Cor Clearing.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2016.

SOUTHERN TRUST SECURITIES, INC.

SCHEDULE 3
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2016.

See independent registered public accounting firm's report on supplementary information.

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT OF APPLYING AGREED - UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of Southern Trust Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Southern Trust Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Southern Trust Securities, Inc.'s compliance with the applicable instructions of form SIPC-7. Southern Trust Securities, Inc.'s management is responsible for Southern Trust Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's cash disbursement journals and copies of the checks issued in payment, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, including interim profit and loss statements, interim unaudited Company prepared focus reports, Company prepared general ledgers and working trial balances.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT OF APPLYING AGREED - UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 18, 2017

SOUTHERN TRUST SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For The Year Ended December 31, 2016

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$	856,169
General Assessments at .0025	$	2,140
Interest computed on late payment		-
Payment Remitted with Form SIPC-6		(909)
Amount Due with Form SIPC-7	$	1,231

KABAT SCHERTZER
DE LA TORRE TARABOULOS
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Southern Trust Securities, Inc. identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Southern Trust Securities, Inc. claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Southern Trust Securities, Inc. stated that Southern Trust Securities, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Southern Trust Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about Southern Trust Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida.

February 18, 2017

9300 SOUTH DADELAND BOULEVARD. SUITE 600. MIAMI. FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

SOUTHERN TRUST SECURITIES, INC.

EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

For The Year December 31, 2016

Southern Trust Securities, Inc. operates pursuant to paragraph (k) (2) (ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2016, without exception.

Susan Escobio, President

P. Frank Dunbar CFO

KABAT SCHERTZER
DE LA TORRE TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Southern Trust Securities, Inc.

In planning and performing our audit of the financial statements of Southern Trust Securities, Inc. (the "Company"), as of and for the year ended December 31, 2016, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not perform any test work on the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or securities during the year ended December 31, 2016.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL

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Southern Trust Securities, Inc.
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report be considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2016 to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, the NFA, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used by anyone other than these specified parties.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & CO.

Miami, Florida
February 18, 2017